

April 3, 2012

Via E-mail
Zhenggang Wang
Chief Executive Officer
China 3C Group
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

> **Re:** **China 3C Group**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed May 18, 2011**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 23, 2012**
> **File No. 000-28767**

Dear Mr. Wang:

We have reviewed your Amendment No.1 to Form 10-K for fiscal year ended December 31, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/Amendment No. 1 for the Fiscal Year Ended December 31, 2010

General

1.   We note your Amendment No.1 to Form 10-K for the Fiscal Year Ended December 31, 2010 filed on March 23, 2012. Please address the following additional comments.

- Please revise the explanatory note on the cover page to further explain the nature of the various revisions and restatements.

- Please label the columns of the income statements on page F-4 and the various affected footnote amounts such as those within the segment financial information footnote as "restated". Please also label other similarly affected amounts as such throughout MD&A section and elsewhere, as applicable, in the filing.

- Please provide a separate restatement footnote providing the "as reported" and "as restated" amounts of the affected line items within the income statements and the segment financial information footnote as well as the nature of their restatements.

- Please file amendments to FY 2011 Forms 10-Q to restate their corresponding financial statements for the similar accounting errors as we previously requested.

- Given the significance of the restatements on the affected income statement line items and the gross profit margins, we believe you should file an Item 4.02 of Form 8-K as soon as possible to disclose that your previously issued financial statements cannot be relied upon or explain to us why you are not required to do so.

Financial Statements and Notes
Note 13. Segment Information, page F-23

2.   Please reconcile for us the FY 2010 loss from operations amounts as disclosed here within the Home Electronic, Consumer Electronics and Logistics reportable segments to those you disclosed in MD&A from pages 20 to 22 or revise.

You may contact me at (202) 551-3377 if you have questions regarding our comments.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief